UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: July 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Provides Update on 2020 Second Quarter Results

MONTREAL, QUEBEC and SARASOTA, FLORIDA - July 13, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced its preliminary estimated revenue for the three months ended June 30, 2020.

The Company estimates that its revenue is approximately $267 million for the three months ended June 30, 2020, compared to the outlook range communicated on May 13, 2020 of $235 million to $250 million. With the out-performance of revenue, management also expects adjusted EBITDA(1) to be greater than the top end of the outlook range of $34 million that the Company communicated on May 13, 2020 as well. The Company is providing this preliminary estimated and anticipated disclosure now in an effort to provide greater clarity and transparency to investors and shareholders instead of waiting until its expected August 13, 2020 earnings release date.

“The COVID-19 outbreak has created a great deal of fluidity in the markets. End market demand was stronger than we anticipated in the back half of the second quarter as re-openings continued and de-stocking at distributors appeared to have dissipated,” said Greg Yull, President and CEO of IPG. “Sales were negatively impacted by approximately 10 percent due to the impact of the virus during the second quarter compared to the same period in 2019. As we exited the second quarter and enter the third quarter, we are seeing positive signals and improved confidence in end market demand. However, given the nature of the current situation, short-term trends should not be extrapolated into definitive conclusions. We will continue to monitor demand and update the market on our second quarter call in August as the situation evolves with the virus impacting various regions differently. The health and safety of our employees, the safety and operational status of our facilities and our relationships with customers and suppliers remain priorities.”

These estimates and the estimates of the underlying components thereof, were prepared by, and are the responsibility of, the Company’s management. While these estimates are presented with numerical specificity and considered reasonable by management, actual results may differ. Investors should not place undue reliance on these estimates, and they should not be regarded as a representation that the estimated results will be the same as the actual results. These preliminary financial results are subject to revision until the Company reports its full fiscal second quarter results on August 13, 2020.

1)
Adjusted EBITDA is a non-GAAP financial measure. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP.

Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.
For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: its anticipated second quarter revenue and Adjusted EBITDA, short-term trends, IPG's future updates to the market, the impacts of COVID-19 and IPG's priorities, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry, IPG’s customers’ industries and the general economy including as a result of the impact of COVID-19; the anticipated benefits from IPG's manufacturing facility closures, manufacturing rationalization initiatives, greenfield developments, and other restructuring efforts; the anticipated benefits from IPG’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from IPG's acquisitions and partnerships; the anticipated benefits from IPG's capital expenditures; the quality and market reception of IPG's products; IPG's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; IPG's ability to maintain and improve quality and customer service; anticipated trends in IPG's business; the expected strategic and financial benefits from IPG's ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from IPG's operations; availability of funds under IPG's 2018 Credit Facility; IPG's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and IPG's ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com